Exhibit 99.1

39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084
www.Linktone.com

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 20, 2013

Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual General Meeting of Shareholders to be Held on November 20, 2013

This Notice is to inform you that the Linktone Ltd. 2013 Annual General Meeting of Shareholders is being held on November 20, 2013 and the proxy materials for such meeting are available on the Internet.  Follow the instructions below to view the proxy materials and vote or, in the case of holders of American Depositary Shares (“ADSs”) or CHESS Depository Interests (“CDIs”), submit your voting instructions to JPMorgan Chase Bank, N.A., or Link Market Services Limited, respectively, or request a paper or email copy.  The items to be voted on and location of the 2013 Annual General Meeting of Shareholders are also set out below.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet.  We encourage you to access and review all of the important information contained in the proxy materials before voting or, in the case of holders of ADSs, submitting your voting instructions to JPMorgan Chase Bank, N.A. and, in the case of holders of CDIs, submitting your voting instructions to Link Market Services Limited.

The proxy statement and 2012 Annual Report on Form 20-F for the year ended December 31, 2012 are available, respectively, at http://www.linktone.com/en/ir/shareholder-services.html and http://www.linktone.com/en/ir/financial-reports.html.

If you want to receive a paper or email copy of these documents, you must request one.  There is no charge to you for requesting a copy.  Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that the 2013 annual general meeting of shareholders of Linktone Ltd. (the “2013 Annual General Meeting of Shareholders”) will be held on November 20, 2013 at 10:00 a.m., Singapore time, at our offices located at 39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084, for the following purposes:

1.
To reelect two Class III directors to serve until the 2016 annual general meeting of shareholders or until each such director’s successor is elected and is duly qualified, or until each such director’s earlier death, bankruptcy, insanity, resignation or removal.

2.	To transact such other business as may properly come before the 2013 Annual General Meeting of Shareholders or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement.  You may access the following materials.

1.	Proxy statement at http://www.linktone.com/en/ir/shareholder-services.html.

2.	Annual Report on Form 20-F for the year ended December 31, 2012 at http://www.linktone.com/en/ir/financial-reports.html.

Holders of Ordinary Shares

You should vote by either attending the meeting in person or by mailing the attached Proxy Card to us as instructed therein.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email to or calling Shih Yin Poh at shihyin@ltongroup.com or +65 6840 3503, or by making a request online at http://www.linktone.com/en/ir/shareholder-services.html.  Please make sure you request a copy at the earliest opportunity to facilitate timely delivery.  There is no charge to you for requesting a copy.

Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs an ADS Voting Instruction Card.  Upon the delivery of a signed and completed ADS Voting Instruction Card properly executed by a holder of record of ADSs, JPMorgan Chase Bank, N.A. will vote or cause to be voted the amount of ordinary shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such ADS.  JPMorgan Chase Bank, N.A. advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those ordinary shares at the 2013 Annual General Meeting of Shareholders.  Holders of ADSs may attend, but may not vote at, such meeting.  Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal.  You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 12:00 p.m., Eastern Standard Time on November 18, 2013, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your ADSs are not able to be voted at the 2013 Annual General Meeting of Shareholders, there may be nothing you can do.

If you prefer a hard copy of the proxy materials, you may request one by calling the JPMorgan Service Center at 1-800-990-1135 or emailing jpmorgan.adr@wellsfargo.com.  Alternatively, you may view or download the proxy materials online at http://www.linktone.com/en/ir/shareholder-services.html.  Please make sure you request a copy at the earliest opportunity to facilitate timely delivery.  There is no charge to you for requesting a hard copy.

Holders of CHESS Depositary Interests

Non-registered holders in Australia hold CDIs, or units of beneficial ownership of the underlying ordinary shares, which are registered in the name of the depositary, CHESS Depositary Nominees Pty Ltd. (“CDN”). As the holders of CDIs are not the legal owners of the underlying ordinary shares, CDN is entitled to vote at the 2013 Annual General Meeting of the Shareholders on the instruction of the holders of the CDIs.

Link Market Services Limited, an agent designated by us for the collection and processing of voting instructions from our CDI holders,  has advised us that it intends to mail to all holders of CDIs a CDI Voting Instruction Card.  Upon the delivery of a signed and completed CDI Voting Instruction Card properly executed by a holder of record of CDIs, CDN will vote or cause to be voted the amount of ordinary shares represented by the CDIs held by such holder in accordance with the instructions set forth in such CDI Voting Instruction Card.  As the holder of record for all the ordinary shares represented by the CDIs, only CDN may vote those ordinary shares at the 2013 Annual General Meeting of Shareholders.  Holders of CDIs may attend, but may not vote at, such meeting.  Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal.  You should return your properly completed CDI Voting Instruction Card to Link Market Services Limited no later than 1:00 p.m. on November 18, 2013 Australian Eastern Daylight Time (which is 9:00 p.m. on November 17, 2013 U.S. Eastern Standard Time) in accordance with the instructions on such form.

CDN and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your CDIs are not able to be voted at the 2013 Annual General Meeting of Shareholders, there may be nothing you can do.

If you prefer a hard copy of the proxy materials, you may request one by calling the Link Market Services Investor Centre at +61 1300 554 474.  Alternatively, you may view or download the proxy materials online at http://www.linktone.com/en/ir/shareholder-services.html.  Please make sure you request a copy at the earliest opportunity to facilitate timely delivery.  There is no charge to you for requesting a hard copy.

Holders of record of our ordinary shares or ADSs and CDIs representing those ordinary shares at the close of business on October 21, 2013 are entitled to vote or to give instructions to vote at the 2013 Annual General Meeting of Shareholders and any adjournment or postponement thereof, and are encouraged and cordially invited to attend the 2013 Annual General Meeting of Shareholders.

FOR THE BOARD OF DIRECTORS

Hary Tanoesoedibjo
Chairman and Chief Executive Officer

Singapore
Date: October 24, 2013
YOUR VOTE IS IMPORTANT